UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Greenwich LifeSciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

396879108

(CUSIP Number)

David McWilliams

3992 Bluebonnet Dr., Building 14

Stafford, TX 77477

Telephone: (832) 819-3232

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 396879108

1.	Names of Reporting Persons.
David McWilliams
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 604,507
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 604,507
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 604,507 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.03%
14.	Type of Reporting Person IN

(1) Includes 1,562 shares of common stock which vest within 60 days of November 20, 2020.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Greenwich LifeSciences, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3992 Bluebonnet Dr., Building 14, Stafford, TX 77477.

Item 2. Identity and Background

(a) This statement is filed on behalf of David McWilliams (the “Reporting Person”).

(b) The Reporting Person’s business address is 19 Misty Grove Circle, The Woodlands, TX 77380.

(c) The principal occupation of the Reporting Person is that of a consultant and advisor. Specifically, the Reporting Person is a consultant and an advisor to multiple private start-up biotech companies, and he is also a Chairman of the Board of Directors of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Person’s personal funds or other funds. Specifically, the Reporting Person acquired a portion of his shares in consideration for services rendered to the Issuer and a portion of his shares using his personal funds.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. The Reporting Person has, and by nature of his affiliation may be deemed to have, in the capacity of a director of the Issuer, from time to time reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. Changes in the business, acquisitions or dispositions are the kind of prospective events which could result in changes or volatility in the Issuer’s stock price or trading volume that could result in a corresponding decision by the Reporting Person to exit, or materially increase or decrease, the Reporting Person’s holdings. Such changes could also give rise to adoption of a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or influence the Reporting Person to support a proposal submitted for stockholder approval, in particular, if the Reporting Person has an economic interest in such approval, directly or indirectly, for example through ownership interest in the business, acquisition or disposition under consideration.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 604,507 shares of the Issuer’s common stock, or 5.03% of the Issuer’s common stock.
(b)

The Reporting Person may be deemed to hold sole voting and dispositive power over 604,507 shares of the Issuer’s common stock and shared voting and dispositive power over 0 shares of the Issuer’s common stock.

(c)

On September 29, 2020, the Reporting Person acquired 1,054 shares of the Issuer’s Series D Preferred Stock in connection with the Issuer’s initial public offering (“IPO”) as a result of the anti-dilution protection provisions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, as amended.

On September 29, 2020, (i) 152,604 shares of the Issuer’s Series A Preferred Stock, (ii) 7,663 shares of the Issuer’s Series B Preferred Stock, (iii) 3,746 shares of the Issuer’s Series C Preferred Stock and (iv) 7,609 shares of the Issuer’s Series D Preferred Stock owned by the Reporting Person automatically converted into shares of the Issuer’s common stock on a 1-for-1 basis, or an aggregate of 171,622 shares of the Issuer’s common stock, in connection with the IPO.

On September 29, 2020, the Reporting Person purchased 2,608 shares of the Issuer’s common stock in the IPO at a purchase price of $5.75 per share.

On October 1, 2020 and November 1, 2020, the Reporting Person received an aggregate of 1,562 shares of the Issuer’s common stock as a result of the vesting of his restricted stock grant which was issued to him for services rendered.

On November 20, 2020, the Reporting Person purchased 1,500 shares of the Issuer’s common stock at a purchase price of $5.40 per share.

(d)

To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the securities reported in Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2020	/s/ David McWilliams
David McWilliams